                                            Filed by Prosperity Bancshares, Inc.
                              Pursuant to Rule 425 of the Securities Act of 1933
                                  Subject Company: Paradigm Bancorporation, Inc.
                                                   Commission File No: 333-46364



                       [PROSPERITY BANCSHARES, INC. LOGO]

PRESS RELEASE                               For more information contact:
Prosperity Bancshares, Inc.(SM)             Dan Rollins
4295 San Felipe                             Senior Vice President
Houston, Texas 77027                        713.693.9300
                                            danrollins@prosperitybanktx.com

FOR IMMEDIATE RELEASE

                         PROSPERITY BANCSHARES, INC.(SM)
                                 SECOND QUARTER
                           OPERATING EARNINGS UP 34.3%

                Q2 Earnings Per Share up 31.8% to $0.29 (Diluted)
                  Return on Average Equity increases to 20.16%

HOUSTON, July 15, 2002. Prosperity Bancshares, Inc.(SM) (NASDAQ: PRSP), the parent company of Prosperity Bank(SM), today reported record earnings for the quarter and six months ended June 30, 2002.

On May 31, 2002, Prosperity completed a two-for-one stock split effected in the form of a 100 percent stock dividend. All prior period per share data has been restated to reflect this stock split.

Net income for the quarter was $4.795 million or $0.29 per diluted common share, an increase in net income of $1.225 million or 34.3 percent, compared with $3.570 million or $0.22 per diluted common share for the same period in the prior year. Net income for the six months ended June 30, 2002 was $9.286 or $0.56 per diluted common share, an increase in net income of $4.049 million, or
77.3 percent from the same period of 2001.

Effective January 1, 2002, Prosperity was required to adopt a new accounting standard which no longer permits goodwill amortization. Adjusting prior period results to exclude the effects of goodwill amortization, similar to the 2002 second quarter, earnings per diluted share increased 20.8 percent to $0.29 compared with $0.24 for the same period in 2001.

"We continue to be pleased with our financial performance," said David Zalman, Prosperity's Chief Executive Officer and President. "Our strong double digit earnings growth demonstrates the success of our business model. Our continued focus on superior customer service, strong asset quality, effective cost control and manageable growth has produced record earnings for our company. We have a wonderful team of professional bankers that are committed to perform. I am proud of them and what they are delivering."

Mr. Zalman continued: "The present environment continues to present many attractive lending opportunities within the markets we serve; however, while we are growth-oriented, we will not compromise our commitment to loan quality, one of our core values throughout our history."

Results of operations for the three months ended June 30, 2002 compared to the same period in 2001

For the three months ended June 30, 2002, net income was $4.795 million compared to $3.570 million for the same period in 2001. Net income per diluted common share was $0.29 for the three months ended June 30, 2002 compared with $0.22 for the same period in 2001. Return on average assets and average common shareholders' equity for the three months ended June 30, 2002 was 1.43 percent and 20.16 percent, respectively.

Net interest income for the quarter ended June 30, 2002 increased 31.7 percent, to $12.823 million from $9.736 million during the same period in 2001. The increase was attributable primarily to a 15.4 percent increase in average earning assets and a 47 basis point increase in the net interest margin.

Non-interest income increased 13.0 percent to $2.326 million for the three months ended June 30, 2002 compared with the same period in 2001. Non-interest expenses increased $1.388 million or 20.6 percent as compared with the second quarter of 2001. The increase in non-interest expenses was primarily attributable to the increased operating cost associated with the three additional banking centers acquired in May and acquisition expenses attributable to Texas Guaranty Bank, acquired on May 8, 2002, The First State Bank, acquired on July 12, 2002, and Paradigm Bank Texas, scheduled to be acquired prior to the end of the third quarter 2002.

Loans at June 30, 2002 were $478.9 million, an increase of $48.8 million, or
11.3 percent, compared with $430.1 million at June 30, 2001. Loans from acquisitions closed during the quarter amounted to $42.8 million on June 30, 2002. On a linked quarter basis, loans grew at an annualized rate of 14.5 percent excluding the effect of loans from acquisitions.

Average loans increased 7.2 percent or $30.8 million to $456.5 million on June 30, 2002 as compared to $425.7 million at the same period last year. The provision for loan losses was $120,000 for the three months ended June 30, 2002.

Non-performing assets totaled $444,000 or 0.09 percent of total loans at June 30, 2002, compared with $1,000 or 0.00 percent of loans at December 31, 2001and $439,000 or 0.10 percent of loans at June 30, 2001. At June 30, 2002, the reserve for credit losses was 1.43 percent of total loans, compared to 1.30 percent a year earlier.

At June 30, 2002, Prosperity had $1.360 billion in total assets, $478.9 million in loans, $1.212 billion in deposits, and more than 85,000 deposit and loan accounts. Assets, loans and deposits at June 30, 2002 grew by 16.7 percent, 11.3 percent and 15.4 percent respectively, compared with their levels at June 30, 2001.


Results of Operations for the six months ended June 30, 2002 compared to the same period in 2001

Net income for the six months ended June 30, 2002 was $9.286 million or $0.56 per diluted common share, compared to $5.237 million or $0.32 per diluted common share, for the same period in 2001, an increase of 77.3 percent and 75.0 percent, respectively.

Prosperity's annualized return on average assets and return on average common shareholders' equity for the six months ended June 30, 2002 was 1.42 percent and
19.77 percent, respectively. Prosperity's efficiency ratio (on a cash basis) was
52.18 percent for the six months ended June 30, 2002.

Net interest income on a tax equivalent basis for the six months ended June 30, 2002 increased 29.6 percent, to $25.791 million from $19.905 million during the same time period in 2001. The increase was attributable primarily to a 14.1 percent increase in average earning assets and an increase in the net interest margin, on a tax equivalent basis, from 3.67 percent to 4.17 percent.

Non-interest income increased 9.6 percent to $4.487 million for the six months ended June 30, 2002 compared with the same period in 2001. Non-interest expenses (excluding approximately $2.425 million in pretax merger-related expenses incurred in February 2001 in conjunction with the merger with Commercial Bancshares, Inc.) increased $2.346 million or 17.5 percent as compared with the same period in 2001. The majority of this increase is attributable to increases in interest costs associated with trust preferred securities, salaries and benefits, acquisition expenses and was partially offset by the elimination of goodwill amortization.


Results of operations for the six months ended June 30, 2002 compared to the same period last year after adjusting for the elimination of goodwill amortization and one-time merger related expenses.

Net income for the six months ended June 30, 2002 was $9.286 million or $0.56 per diluted common share, compared with $7.256 million (excluding approximately $2.425 million in pretax merger-related expenses and $681 thousand in pretax goodwill amortization) or $0.44 per diluted common share, for the same period in 2001, an increase of 28.0 percent and 27.3 percent, respectively.

Trust and Financial Services

"In our continuing effort to provide services that our customers have requested, we have recently made a commitment to expand our Trust and Financial Services Department," commented H. E. "Tim" Timanus, Jr., President and Chief Operating Officer of Prosperity Bank(SM). "We recently expanded and relocated our Trust and Financial Services Department to our River Oaks Banking Center. Kent L. Smith has joined our team as Senior Vice President and Senior Trust Officer and is joined by Robert H. Baker, Jr., Vice President and Trust Officer."

Kent Smith joined Prosperity from Northern Trust Bank of Texas where he was responsible for business development and account administration. He is a graduate of Texas A & M University and Baylor University School of Law. A Houston resident since 1993, he is a member of the Harris County Bar Association and the Houston Estate and Financial Forum.

Bob Baker brings over 20 years of trust and financial services experience to Prosperity Bank. Prior to joining Prosperity, he served as Vice President and Trust Officer for Frost Bank. He is a graduate of The University of Texas at Austin and the Southwestern Graduate School of Banking at SMU. He is currently serving as a board member of the Houston Chapter of Financial Executives Institute.


Outlook

"In light of our strong financial performance, high employee productivity, exceptional credit quality, our successful acquisition integration performance, and strong expense management, we have, again, increased our net income target range for 2002 to $1.14 to $1.16 per diluted common share," remarked David Hollaway, Chief Financial Officer.


Conference Call

Prosperity's management team will host a conference call on Monday, July 15, 2002 at 11:00 a.m. (Central Daylight Time) to discuss the earnings results, business trends and their outlook for the rest of 2002. Individuals and investment professionals may participate in the call by dialing 1-800-451-7724.

Alternatively, individuals may listen to the live webcast of the presentation by visiting the Prosperity website at www.prosperitybanktx.com. The webcast my be accessed directly on the Prosperity home page by clicking on the blue telephone "2nd Quarter results and webcast link." Beginning July 16, 2002, listeners may access an archived version of the presentation located on the "PRSP" page. A link to the "PRSP" page is found in the header and footer of the Prosperity home page.


Acquisition of Texas Guaranty Bank, N.A.

On May 8, 2002, Prosperity completed the acquisition of Texas Guaranty Bank, N.A., in a cash transaction. Texas Guaranty Bank operated three (3) offices in Houston, Texas, all of which became full service banking centers of Prosperity Bank.

"The group of bankers that have become our partners from Texas Guaranty Bank have already become an integral part of our team. We should be able to complete all operational integration activities before the end of the third quarter 2002 and look forward to continuing our Houston expansion," added H. E. "Tim" Timanus, Jr.


Acquisition of The First State Bank

The previously announced acquisition of The First State Bank, Needville, Texas was completed on July 12, 2002. Prosperity Bank's existing Needville Banking Center has relocated into the former First State Bank location effective Monday, July 15, 2002.

"We have been wanting to expand in Fort Bend county for many years and are pleased that The First State Bank chose to become our partners," remarked Dan Rollins, Senior Vice President of Prosperity Bancshares, Inc. "We have acquired property on Highway 36 in Needville and expect to begin construction of a new first class banking facility within the next few weeks to better serve our customers."


Proposed acquisition of Paradigm Bank Texas

On May 2, 2002, Prosperity Bancshares, Inc. and Paradigm Bancorporation, Inc., Houston, Texas (Paradigm) announced that they had signed a definitive agreement pursuant to which Paradigm will be merged into Prosperity. The transaction solidifies Prosperity's presence in the greater Houston metropolitan market, and is a logical extension of Prosperity's geographic franchise across Southeast Texas. Under terms of the agreement, Prosperity will issue approximately 2.58 million shares of its common stock for all outstanding shares of Paradigm.

Paradigm is privately held and is the bank holding company of Paradigm Bank Texas, which operates a total of eleven (11) banking offices - six (6) in metropolitan Houston and five (5) in the nearby Southeast Texas cities of Dayton, Galveston, Mont Belvieu, and Winnie. As of June 30, 2002, Paradigm had total assets of $250.3 million, loans of $175.3 million, deposits of $219.7 million and shareholders' equity of $19.3 million.

The merger, which is expected to be tax-free to Paradigm shareholders, has been approved by the Board of Directors of both companies. The transaction is expected to close in the third quarter 2002 and is subject to approval by Paradigm shareholders, as well as customary regulatory approvals. Operational integration is anticipated to begin during the fourth quarter of 2002.


Proposed acquisition of Bank of the Southwest

On July 15, 2002, Prosperity announced the signing of definitive agreement pursuant to which Bank of the Southwest, Dallas, Texas will become a subsidiary of Prosperity. The acquisition is a logical extension of Prosperity's geographic franchise into the growing North Texas market. Under terms of the agreement, Prosperity will pay approximately $21.0 million in cash.

Bank of the Southwest is privately held and operates two (2) banking offices in Dallas, Texas. As of June 30, 2002, Bank of the Southwest had total assets of $129.6 million, loans of $55.3 million, deposits of $114.3 million and shareholders' equity of $14.7 million.

Upon the completion of these transactions, Prosperity will have forty-two (42) banking centers in Houston and the fifteen (15) surrounding counties and Dallas with over $1.5 billion in deposits, approximately $700 million in loans and over $1.7 billion in assets. With the additional loans acquired as a part of these acquisitions, Prosperity's loan to deposit ratio will increase from 39.5 percent to approximately 46 percent.

Prosperity Bancshares, Inc.(SM), formed in 1983, is a $1.360 billion financial holding company headquartered in Houston, Texas. Operating under a community banking philosophy, Prosperity seeks to develop broad customer relationships based on service and convenience. Prosperity offers a variety of traditional loan and deposit products to its customers, which consist primarily of consumers and small and medium sized businesses. In addition to established banking products, Prosperity offers a complete line of services including: real-time Internet Banking services at www.prosperitybanktx.com, Trust and Investment Services, MasterMoney Debit Cards, Retail Investment Brokerage, and 24 hour voice response banking. The bank currently operates thirty-two (32) full service banking locations in fourteen (14) contiguous counties including the Greater Houston Metropolitan Area. (Angleton, Bay City, Beeville, Clear Lake, Cleveland, Cuero, Cypress, East Bernard, Edna, El Campo, Fairfield, Goliad, Hitchcock, Houston - Bellaire, Houston - CityWest, Houston - Downtown, Houston - Highway 6, Houston - Medical Center, Houston - Memorial, Houston - Post Oak, Houston - River Oaks, Houston - Tanglewood, Houston - Waugh Drive, Liberty, Magnolia, Mathis, Needville, Palacios, Sweeny, Victoria, West Columbia, and Wharton.)

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts contain forward-looking information with respect to plans, projections or future performance of Prosperity Bancshares, Inc.(SM) and its subsidiaries. Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, may have been made in this document. Prosperity's results may differ materially from those in the forward-looking statements for a variety of reasons, including actions of competitors; changes in laws and regulations (including changes in governmental interpretations of regulations and changes in accounting standards); customer and consumer demand, including customer and consumer response to marketing; effectiveness of spending, investments or programs; fluctuations in the cost and availability of supply chain resources; economic conditions, including currency rate fluctuations; and weather. These factors are more fully described in Prosperity Bancshares, Inc.'s filings with the Securities and Exchange Commission.

In connection with the proposed merger of Paradigm into Prosperity, Prosperity has filed a proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Prosperity with the Securities and Exchange Commission at its website, http://www.sec.gov. Free copies of the proxy statement/prospectus, once available, and Prosperity's other filings with the Securities and Exchange Commission may also be obtained from Prosperity by contacting Investor Relations at (713) 693-9300.

Copies of Prosperity Bancshares, Inc.'s(SM) SEC filings may be downloaded from the Internet at no charge from FreeEDGAR, a real-time access to SEC filings site located at www.freeedgar.com.

                         Prosperity Bancshares, Inc.(SM)
                              Financial Highlights
                             (Dollars in thousands)


                                                  Three Months Ended                Six Months Ended
                                             June 30, 2002   June 30, 2001    June 30, 2002   June 30, 2001
                                             -------------   -------------    -------------   -------------
                                               (Unaudited)     (Unaudited)     (Unaudited)      (Unaudited)
Balance Sheet Averages
Investment securities                         $  799,286      $  661,122       $  787,022      $  627,824
Total loans                                      456,520         425,747          436,918         416,609
Federal funds sold and
 other earning assets                              7,575           8,010           11,908          39,175
                                              ----------      ----------       ----------      ----------
Total earning assets                           1,263,381       1,094,879        1,235,848       1,083,608
Allowance for credit losses                       (6,498)         (5,598)          (6,272)         (5,563)
Cash and due from banks                           25,356          24,724           26,974          29,465
Core Deposit Intangibles (CDI)
 and Goodwill                                     24,591          23,488           23,611          23,481
Other assets                                      35,439          28,459           31,727          29,599
                                              ----------      ----------       ----------      ----------
   Total assets                               $1,342,269      $1,165,952       $1,311,888      $1,160,590
                                              ==========      ==========       ==========      ==========
Non-interest bearing deposits                 $  190,008      $  184,431       $  185,701      $  181,916
Interest bearing deposits                      1,001,041         856,141          980,193         855,891
                                              ----------      ----------       ----------      ----------
Total deposits                                 1,191,049       1,040,572        1,165,894       1,037,807
Federal funds purchased & other
 interest bearing liabilities                     20,676          23,476           17,323          20,091
Other liabilities                                  8,408           7,366            7,719           8,325
Company obligated trust
 preferred securities of subsidiary trusts        27,000          12,000           27,000          12,000
Shareholders' equity                              95,136          82,538           93,952          82,367
                                              ----------      ----------       ----------      ----------
   Total liabilities and equity               $1,342,269      $1,165,952       $1,311,888      $1,160,590
                                              ==========      ==========       ==========      ==========

                         Prosperity Bancshares, Inc.(SM)
                              Financial Highlights
                  (Dollars in thousands, except per share data)



                                                  Three Months Ended               Six Months Ended
                                           June 30, 2002   June 30, 2001  June 30, 2002   June 30, 2001
                                           -------------  -------------   -------------   -------------
                                            (Unaudited)     (Unaudited)    (Unaudited)    (Unaudited)

Income Statement Data
Interest on loans                              $ 8,361        $ 8,866        $16,117       $17,739
Interest on securities                          10,719         10,170         21,277        19,637
Interest on federal funds
   sold and other earning assets                    26            107             92         1,087
                                               -------        -------        -------       -------
Total interest income                           19,106         19,143         37,486        38,463
Interest expense                                 6,283          9,407         12,639        19,426
                                               -------        -------        -------       -------
Net interest income (A)                         12,823          9,736         24,847        19,037
Provision for credit losses                        120              0            240             0
                                               -------        -------        -------       -------
Net interest income after
   provision for credit losses                  12,703          9,736         24,607        19,037
Service charges on
   deposit accounts                              2,001          1,789          3,859         3,577
Other income                                       325            269            628           516
                                               -------        -------        -------       -------
Total non-interest income                        2,326          2,058          4,487         4,093
Salaries and benefits                            3,405          3,177          7,314         6,512
Core Deposit Intangible (CDI)
   and Goodwill amortization                         4            340              4           681
One time merger
   related expenses                                  0              0              0         2,425
Minority interest trust

   preferred securities                            496            288            994           576
Other expenses                                   4,220          2,932          7,475         5,672
                                               -------        -------        -------       -------
Total non-interest expenses                      8,125          6,737         15,787        15,866
Net earnings before taxes                        6,904          5,057         13,307         7,264
Federal income taxes                             2,109          1,487          4,021         2,027
                                               -------        -------        -------       -------
Net earnings available
   to common shareholders                      $ 4,795        $ 3,570        $ 9,286(B)    $ 5,237
                                               =======        =======        =======       =======
Basic earnings per share                       $  0.30        $  0.22        $  0.57       $  0.32
Diluted earnings per share                     $  0.29        $  0.22        $  0.56(B)    $  0.32


(A) Net interest income on a tax equivalent basis would be $13,287and $10,244 for the three months ended June 30, 2002 and June 30, 2001, respectively, and $25,791 and $19,905 for the six months ended June 30, 2002 and June 30, 2001, respectively.

(B) Excluding merger-related expenses, net earnings available to common shareholders would have been $6,814 or $0.42 per diluted common share for the six months ended June 30, 2001.

                         Prosperity Bancshares, Inc.(SM)
                            Financial Highlights
         (Dollars and share amounts in thousands, except per share data)

                                                    Three Months Ended           Six Months Ended
                                              June 30, 2002  June 30, 2001   June 30, 2002 June 30, 2001
                                              -------------  -------------   ------------- -------------
                                                (Unaudited)   (Unaudited)    (Unaudited)    (Unaudited)

Common Share and
 Other Data
Employees - FTE                                        349           313           349            313
Book value per share                               $  5.99       $  5.13       $  5.99        $  5.13
Tangible book value per share                      $  4.37       $  3.69       $  4.37        $  3.69
Period end shares outstanding                       16,270        16,192        16,270         16,192
Weighted average shares
 outstanding (basic)                                16,245        16,180        16,236         16,146
Weighted average shares
 outstanding (diluted)                              16,574        16,486        16,567         16,468
Non-accrual loans                                  $   287       $   414       $   287        $   414
Accruing loans 90 days or
 more days past due                                      0            25             0             25
Restructured loans                                       0             0             0              0
                                                   -------       -------       -------        -------
Total non-performing loans                             287           439           287            439
Other real estate                                      157             0           157              0
                                                   -------       -------       -------        -------
   Total non-performing assets                     $   444       $   439       $   444        $   439
Allowance for credit losses at
 end of period                                     $ 6,869       $ 5,593       $ 6,869        $ 5,593
Net (recoveries)/charge-offs                       $   (80)      $     6       $   (98)       $   (69)


                         Prosperity Bancshares, Inc.(SM)
                              Financial Highlights


                                                    Three Months Ended             Six Months Ended
                                               June 30, 2002   June 30, 2001  June 30, 2002    June 30, 2001
                                               -------------   -------------  -------------    -------------
                                                (Unaudited)      (Unaudited)    (Unaudited)     (Unaudited)
Performance Ratios
Return on average
 assets (annualized)                                1.43%          1.22%            1.42%            0.90%(C)
Return on average
 common equity (annualized)                        20.16%         17.30%           19.77%           12.72%(C)
Net interest margin
 (tax equivalent) (annualized)                      4.21%          3.74%            4.17%            3.67%
Efficiency ratio (D)                               52.06%         56.05%           52.20%           67.79%(C)
Diluted earnings per share                        $  0.29        $  0.22          $ 0.56          $  0.32(C)

Asset Quality Ratios
Non-performing assets to loans
 and other real estate                              0.09%          0.10%            0.09%            0.10%
Net (recoveries)/charge-offs
 to average loans                                  (0.02%)         0.00%           (0.02%)          (0.02%)
Allowance for credit losses to
 total loans                                        1.43%          1.30%            1.43%            1.30%

Common Stock Market Price

High                                              $ 18.59        $ 12.61         $ 18.59          $ 12.61
Low                                               $ 15.55        $  8.75         $ 13.48          $  8.75
Period end market price                           $ 18.50        $ 11.97         $ 18.50          $ 11.97


(C) Excluding merger-related expenses, ROAA, ROAE, Efficiency Ratio, and Diluted Earnings Per Share, would have been 1.17%, 16.54%, 57.04% and $0.42, respectively, for the six months ended June 30, 2001.

(D) Calculated by dividing total non-interest expense (excluding securities losses and credit loss provisions) by net interest income plus non-interest income. Note: The trust preferred securities expense is treated as interest expense for this calculation. Additionally, taxes are not part of this calculation.

                         Prosperity Bancshares, Inc.(SM)
                              Financial Highlights
                             (Dollars in thousands)


                                               Jun 30, 2002    Mar 31, 2002    Dec 31, 2001   Jun 30, 2001
                                               ------------    ------------    ------------   ------------
                                                (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
Balance Sheet Data (at period end)
Investment securities                           $  785,859      $  797,519      $  752,322      $ 646,981
Total loans                                        478,935         420,916         424,400        430,135
Federal funds sold and
 other earning assets                               13,422             891             913         15,390
                                                ----------      ----------      ----------     ----------
   Total earning assets                          1,278,216       1,219,326       1,177,635      1,092,506
Allowance for credit losses                         (6,869)         (6,126)         (5,985)        (5,593)
Cash and due from banks                             29,211          26,131          41,005         27,706
Core Deposit Intangibles (CDI)
 and Goodwill                                       26,225          22,641          22,641         23,322
Other real estate                                      157               0               0              0
Other assets                                        33,416          27,665          27,029         27,839
                                                ----------      ----------      ----------     ----------
   Total assets                                 $1,360,356      $1,289,637      $1,262,325     $1,165,780
                                                ==========      ==========      ==========     ==========
Demand deposits                                 $  198,022      $  179,010      $  188,832     $  180,095
Interest bearing deposits                        1,013,911         963,351         934,565        870,275
                                                ----------      ----------      ----------     ----------
   Total deposits                                1,211,933       1,142,361       1,123,397      1,050,370
Federal funds purchased and
 interest bearing liabilities                       15,477          19,142          18,080         13,623
Other liabilities                                    8,566           8,353           5,123          6,707
Company obligated trust
 preferred securities of
 subsidiary trusts                                  27,000          27,000          27,000         12,000
Shareholders' equity                                97,380          92,781          88,725         83,080
                                                ----------      ----------      ----------     ----------
   Total liabilities and equity                 $1,360,356      $1,289,637      $1,262,325     $1,165,780
                                                ==========      ==========      ==========     ==========

                         Prosperity Bancshares, Inc.(SM)
                              Financial Highlights

                                                             Three Months Ended      Six Months Ended
                                                            June 30,    June 30,    June 30,     June 30,
                                                              2002        2001        2002         2001
                                                            --------    --------    --------     --------
                                                          (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)
Cash Basis Data
(Excluding core deposit intangible and goodwill
amortization & related tax expense)
Return on average assets (annualized)                          1.43%        1.32%         1.42%    1.00%(E)
Return on average common equity (annualized)                  20.17%       18.71%        19.77%   14.13%(E)
Efficiency Ratio(F)                                           52.04%       53.09%        52.18%   64.77%(E)
Diluted cash earnings per share                               $ 0.29       $ 0.24       $ 0.56   $ 0.36 (E)

(E) Excluding merger-related expenses, ROAA (cash basis), ROAE (cash basis), Efficiency Ratio (cash basis), and Diluted Earnings Per Share (cash basis), would have been 1.27%, 17.96%, 54.02% and $0.45, respectively, for the six months ended June 30, 2001.

(F) Efficiency Ratio adjusted for core deposit intangible and goodwill amortization expense only.


                                                                         Three Months Ended
                                                            June 30,    March 31,    Dec 31,     Sep 30,
                                                              2002        2002        2001         2001
                                                            --------    --------    --------     --------
                                                          (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)
Comparative Quarterly Performance Ratios
Return on average assets (annualized)                          1.43%       1.40%       1.28%        1.25%
Return on average common equity (annualized)                  20.16%      19.36%      17.64%       17.34%
Net interest margin (tax equivalent) (annualized)              4.21%       4.15%       4.05%        3.84%
Efficiency ratio                                              52.06%      52.34%      51.69%       55.07%
Efficiency ratio (cash basis)                                 52.04%      52.34%      49.11%       52.05%

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